08029693

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36738

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-07 (MM/DD/YY) AND ENDING 1-31-07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Belmont Asset Management

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2911 Turtle Creek Blvd Ste 550
(No. and Street)

Dallas (City) TX (State) 75219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mike Boswell 214-559-9740
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cantrell & Associates
(Name – *if individual, state last, first, middle name*)

12160 Abrams Road, Suite 509 (Address) Dallas, (City) TX (State) 75243 (Zip Code)

SEC Mail Processing Section
MAR 05 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mike Boswell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Belmont Asset Management, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Vice President, Assistant Secretary
Title

Jane E. Henderson
Notary Public

JANE E. HENDERSON
Notary Public, State of Texas
My Commission Expires 10-31-08

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BELMONT ASSET MANAGEMENT, INC.

December 31, 2007

TABLE OF CONTENTS

Cantrell & Associates
A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS
12160 ABRAMS ROAD, SUITE 509, LB-30
DALLAS, TEXAS 75243-4523
(972) 690-4233
FAX (972) 690-1299

MEMBERS AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

MEMBERS TEXAS SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Belmont Asset Management, Inc.
Dallas, Texas

We have audited the accompanying statement of financial condition of Belmont Asset Management, Inc. (a wholly owned subsidiary of Belmont Trust Company, Inc.) as of December 31, 2007, and the related statements of operations, stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Belmont Asset Management, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cantrell + Associates
Dallas, Texas
February 29, 2007

CPA™

BELMONT ASSET MANAGEMENT, INC.
Statement of Financial Condition
December 31, 2007

ASSETS

Assets	
Cash and cash equivalents	$ 800,415
Restricted deposit with clearing broker	100,000
Receivable from clearing broker	2,218
Investment advisory fees receivable	150,580
Investment in limited partnership	655,086
Furniture, equipment and leasehold improvements, at cost, $109,558 net of accumulated depreciation of $104,048	5,510
Other assets	89,968
Total Assets	$ 1,803,777

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accrued referral and intermediary fees	$ 70,040
Accounts payable and accrued expenses	17,196
Deferred tax liability	20,094
Total Liabilities	107,330
Stockholder's Equity	
Common stock – no par value, Series A shares, 91 shares authorized and 73 shares outstanding	1,802,669
Treasury Stock	(478,135)
Additional paid-in capital	81,905
Retained earnings	290,008
Total Stockholder's Equity	1,696,447
Total Liabilities and Stockholder's Equity	$ 1,803,777

BELMONT ASSET MANAGEMENT, INC.
Statement of Operations
Year Ended December 31, 2007

Revenues	
Commissions on securities transactions	$ 63,331
Investment advisory fees	1,203,404
Interest and dividends	62,998
Referral fees	355,811
Net change in unrealized appreciation of investment	31,312
Other	35,000
Total Revenues	1,751,856
Operating Costs and Expenses	
Employee compensation and benefits	1,200,708
Clearing fees	45,113
Data processing	11,756
Quotation/research fees	31,870
Referral fees	152,242
Occupancy	100,489
Legal and professional fees	239,089
Other operating expenses	55,838
Total Operating Costs and Expenses	1,837,105
Operating loss	(85,249)
Income tax benefit	45,365
Net Loss	$ (39,884)

BELMONT ASSET MANAGEMENT, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2007

	Common Stock	Treasury Stock	Retained Earnings	Additional Paid-In Capital	Total
Balance at December 31, 2006	$ 1,802,669	$ (478,135)	$ 81,905	$ 829,892	$ 2,236,331
Net Income	-	-	-	(39,884)	(39,884)
Dividends	-	-	-	(500,000)	(500,000)
Balance at December 31, 2007	$ 1,802,669	$ (478,135)	$ 81,905	$ 290,008	$ 1,696,447

BELMONT ASSET MANAGEMENT, INC.
Statement of Cash Flows
Year Ended December 31, 2007

Cash Flows From Operating Activities	
Net loss	$ (39,884)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	2,933
Unrealized gain on investment	(31,312)
Changes in operating assets and liabilities	
Receivable from clearing broker	(572)
Investment advisory fees receivable	301,072
Other assets	(93)
Accounts payable and accrued commissions	(208,494)
Accrued income taxes	(158,740)
Net cash flows used in operating activities	(135,090)
Cash Flows From Financing Activities	
Payment of dividends	(500,000)
Net cash flows used in financing activities	(500,000)
Net change in cash and cash equivalents	(635,090)
Cash and cash equivalents at beginning of period	1,435,505
Cash and cash equivalents at end of period	$ 800,415

BELMONT ASSET MANAGEMENT, INC.
Notes to Financial Statements
December 31, 2007

1. Organization

Belmont Asset Management, Inc. (the Company) (originally referred to as Belmont Securities, Inc., prior to name change on January 19, 2004) is a Tennessee corporation organized in 1986 and is a wholly owned subsidiary of Belmont Trust Company, Inc. (Belmont). The Company maintains an office in Dallas, Texas.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA) engaged in the business of general securities brokerage and the rendering of other financial services related to its general securities business. Accounts are introduced on a fully disclosed basis through contractual agreements with clearing brokers.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

2. Summary Of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, demand deposits with financial institutions and short-term time deposits and other liquid investments in debt securities with initial maturities of less than three months. The Company maintains deposits with high quality financial institutions in amounts that are in excess of federally insured limits; however, the Company does not believe it is exposed to any significant risk.

2. Summary Of Significant Accounting Policies - Continued

Furniture, Equipment and Leasehold Improvements
Furniture, equipment and leasehold improvements are stated at cost. Depreciation of furniture and equipment is computed using the straight-line method over the estimated useful lives of the assets, which are generally five years. Leasehold improvements are amortized over the shorter of the useful life or lease period.

Investment Advisory Fees Receivable
Investment advisory fees receivable consist of receivables due from customers related to investment advisory services. The receivable is accrued and billed quarterly, in arrears, based on a stated percentage of the customer's portfolio balance as of the end of each quarter.

Commissions on Securities Transactions
Commissions and related expenses related to securities transactions are recorded on the settlement date basis which does not differ materially from the trade date basis of accounting.

Income Taxes
The Company utilizes the asset and liability method of accounting for income taxes in which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards (if any). Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date.

The Company is included in the consolidated federal income tax returns filed by Belmont. The Company's provision for income taxes is recorded on the basis of filing a separate income tax return.

2. Summary Of Significant Accounting Policies

New Accounting Pronouncements
In December 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements," ("SFAS 157"). SFAS 157 clarifies the definition of fair value, describes methods used to appropriately measure fair value, and expands fair value disclosure requirements. This statement applies under other accounting pronouncements that currently require or permit fair value measurements and is effective for fiscal periods beginning after November 15, 2007. In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," ("SFAS 159"). SFAS 159 provides companies with an option to report selected assets and liabilities at fair value. This statement contains financial statement presentation and disclosure requirements for assets and liabilities reported at fair value as a consequence of the election and is effective for fiscal periods beginning after November 15, 2007. The Company is currently in the process of assessing the impact that SFAS 157 and SFAS 159 will have on its financial statements.

3. Investment In Limited Partnership

The Company is a limited partner in the "Agreement of Limited Partnership for Belmont Enhanced Income Fund, Ltd." with Belmont Global Capital Partners, Inc. being the General Partner. The Company contributed property and cash to the partnership. The partnership invests in marketable securities and other investments which are marked to market at the end of each month by the General Partner and each partner's capital position is reported to them. Changes in value are reflected in the results of operations. At December 31, 2007, the accompanying statement of operations includes an unrealized gain of $31,312 related to this investment.

4. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by the rule, shall not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends paid if the ratio of aggregate

4. Net Capital Requirements - Continued

indebtedness to net capital exceeds 10 to 1. At December 31, 2007, the Company had net capital of $770,992, which was $763,837 in excess of its required net capital of $7,155. The Company's ratio of aggregate indebtedness to net capital was 14.1% at December 31, 2007.

On November 15, 2005, the Company requested the NASD to reduce its minimum capital requirement from $250,000 to $5,000. As a result, the Company will no longer receive from clients or hold for client's cash or securities. This action was approved by the NASD in 2006.

5. Income Taxes

The income tax benefit is comprised of the following components as of December 31, 2007:

Current	$ 42,546
Deferred	2,819
	$ 45,365

The tax provision for financial reporting purposes does not differ materially from amounts computed by applying the U.S. statutory tax rate to pretax income.

6. Commitments

The Company leases office facilities under non-cancelable operating leases expiring in 2008. At December 31, 2007, future minimum payments under this operating lease are as follows:

2008	$ 100,489
2009	-
	$ 100,489

Total rent expense for 2007 under all operating leases was $103,404, of which $100,489 is reported as occupancy fees and $2,915 as other operating expense in the statement of operations.

7. Related Party Transactions

The Company has a 2.551375% ownership interest in Belmont Enhanced Income Fund Ltd., a related party. At December 31, 2007 the fair value of the partnership interest was $655,086 as reported by the General Partner (Belmont Global Capital Partners), also a related party, which is recorded as an investment in the accompanying statement of financial condition.

In 2007, the Company generated revenues related to advisory fees charged to Belmont Trust Company, Inc., and affiliate, in the amount of $80,074, which are included in the investment advisory fees in the accompanying statement of operations. The Company has recorded a receivable related to such fees in the amount of $5,013 at December 31, 2007.

Belmont Group, Inc. provides all payroll and compensation services for the Company. The Company reimbursed Belmont Group, Inc. for all such expenses which totaled $1,188,475 for 2007. Fees in the amount of $4,000 were charged for these services and other general and administrative services during 2007 and are included in other operating expenses.

8. Employee Benefit Plan

Substantially all employees of the Company are covered by a multi-employer defined contribution retirement plan, the Belmont Employees Trust Fund. The Company's contributions, which are principally based on a percentage of employees' annual contribution and are charged against income as incurred, amounted to $11,258 during 2007.

The Company matches 50% of employee contributions to the Plan up to 3% of an employee's compensation. The Company may also make additional contributions to the Plan, at its discretion, on an annual basis. These discretionary contributions are allocated to employees in the same proportion that the employee's contribution bears to the total contributions of all participants of the Plan. Contributions to the Plan are invested as directed by Plan participants.

9. Financial Instruments With Off-Balance Sheet Risk And Concentration of Credit

Financial instruments recorded at fair value on the Company's statement of financial condition include cash and cash equivalents, deposits with brokers and investments. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to brokers, dealers, and clearing organizations and receivables from and payables to affiliates and customers. Financial instruments carried at contract amounts which approximate fair value either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

In the normal course of business, the Company executes and enters into securities transactions that are carried and cleared by other broker-dealers on a fully disclosed basis. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. Amounts due from broker-dealers represent a concentration of credit risk. The risk of default depends on the creditworthiness of the counterparty. The Company does not anticipate nonperformance by its clearing brokers. In addition, the Company has a policy of reviewing, as necessary, the credit standing of each counterparty with which it conducts business.

The agreement between the Company and its clearing agent provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to minimize the risk of loss through procedures designed to monitor the creditworthiness of its customers and ensure that transactions are executed properly by the clearing agent.

BELMONT ASSET MANAGEMENT, INC.

Schedule I

Computation of Net Capital under Rule 15c3-1
December 31, 2007

Net Capital:		
Total stockholder's equity from statement of financial condition		$ 1,696,447
Less non-allowable assets:		
Investment advisory fees		(150,580)
Furniture, equipment and leaseholds		(5,510)
Other assets and partnership investment		(745,054)
Total non-allowable assets		(901,144)
Net capital before haircuts on securities positions		795,303
Haircut on money market funds		(4,311)
Other deductions and charges		(20,000)
Net capital		770,992
Computation of basic net capital requirement:		
Minimum net capital required	(7,155)	
Minimum dollar net capital requirement of the Company	(5,000)	
Net capital requirement		(7,155)
Excess net capital		$ 763,837
Aggregate indebtedness		$ 107,330
Ration of aggregate indebtedness to net capital		14.1%

Statement pursuant to Paragraph (d) (4) of Rule 17a-5:

There are differences between the amounts presented in the computation of net cash set forth above and the amount reported in the Company's unaudited Part II-A FOCUS report as of December 31, 2007, filed on January 25, 2008. The Company has elected to amend the previously filed FOCUS report and file the amended report on February 29, 2008.

BELMONT ASSET MANAGEMENT, INC.

Schedule II

Computation for Determination of
Reserve Requirements under Rule 15c3-3
December 31, 2007

None, the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

Information Relating to Possession or
Control Requirements under Rule 15c3-3
December 31, 2007

None, the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.